United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: October 22th, 2012

IR Contact Information: ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, October 22, 2012	www.gruma.com

 GRUMA'S ANNOUNCEMENT

Monterrey, N.L., Mexico, October 22, 2012. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) , announces that it has unofficial knowledge of a potential interest of a third-party to acquire the minority stake that Archer-Daniels-Midland Company (''ADM''), holds in GRUMA and in some of its subsidiaries. If such is the case, as soon as GRUMA is formally informed about this possible transaction and its terms and conditions, GRUMA will be able to provide additional information. In any event, if said transaction is confirmed, in addition to the conditions agreed between the involved parties, the transaction would be subject to the bylaws of GRUMA and to the applicable legal regulations, as well as to possible rights of first refusal that other shareholders may be entitled to.

About GRUMA
GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 100 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.